**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 10, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**S&W Seed Company**

**File No. 001-34719 - CF#31947**
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      S & W Seed Company. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 29, 2014.

      Based on representations by S & W Seed Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 2.1            through December 29, 2024

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


            Brent J. Fields
            Secretary